# SEC Schedule 13D/A (Amendment No. 12) — Beneficial ownership report by holders of more than 5% of a class

Issuer: JPMorgan Private Markets Fund, CIK 0001940499
CUSIP: 48130F306
Title of class of securities: Class I common shares of beneficial interest
Address of issuer's principal executive offices: 277 Park Avenue, New York, New York (NY), 10172
Date of event which requires filing of this statement: 09/30/2025
Filed by CIK 0001363391
Persons authorized to receive notices and communications: Tyler Jayroe, c/o J.P. Morgan Invest. Mgmt. Inc., 277 Park Avenue, New York, New York (NY), 10172, 212-270-6000

## Reporting persons
- J.P. Morgan Investment Management Inc. (CIK 0001363391): type of reporting person: investment adviser (IA), corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 4,186,260.07; shared voting power 0; sole dispositive power 4,186,260.07; shared dispositive power 0; aggregate amount beneficially owned 4,186,260.07 (10.93% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class I common shares of beneficial interest
Name of issuer: JPMorgan Private Markets Fund
Address of issuer's principal executive offices: 277 Park Avenue, New York, New York (NY), 10172
Comment:
Explanatory Note

This Amendment No. 12 to Schedule 13D ("Amendment No. 12") is being filed by J.P. Morgan Investment Management Inc. ("JPMIM" or the "Reporting Person") and amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission on July 24, 2023, as amended by Amendment No. 1 filed with the Securities and Exchange Commission on September 20, 2023, as amended by Amendment No. 2 filed with the Securities and Exchange Commission on December 22, 2023, as amended by Amendment No. 3 filed with the Securities and Exchange Commission on March 21, 2024, as amended by Amendment No. 4 filed with the Securities and Exchange Commission on April 23, 2024, as amended by Amendment No. 5 filed with the Securities and Exchange Commission on July 2, 2024, as amended by Amendment No. 6 filed with the Securities and Exchange Commission on August 30, 2024; as amended by Amendment No. 7 filed with the Securities and Exchange Commission on October 31, 2024; as amended by Amendment No. 8 filed with the Securities and Exchange Commission on December 31, 2024; as amended by Amendment No. 9 filed with the Securities and Exchange Commission on March 4, 2025; as amended by Amendment No. 10 filed with the Securities and Exchange Commission on May 2, 2025; as amended by Amendment No. 11 filed with the Securities and Exchange Commission on July 2, 2025 (as amended, the "Schedule 13D") related to the Class I common shares of beneficial interest (the "Class I Common Shares") of JPMorgan Private Markets Fund, a Delaware statutory trust (the "Issuer"). The Items below amend the information disclosed under the corresponding Items of the Schedule 13D as described below. Except as specifically provided herein, this Amendment No. 12 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

This Amendment No. 12 is being filed to update the aggregate percentage of the Issuer's Class I Common Shares owned by the Reporting Person due to dilution caused by the Issuer's issuance of additional Class I Common Shares from time to time since the date of the filing of Amendment No. 11 to Schedule 13D and not in connection with the purchase or disposition of any Class I Common Shares by the Reporting Person.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of this Schedule 13D is hereby amended and restated as follows:

The information set forth in the cover pages of this Schedule 13D is hereby incorporated by reference into this Item 5.

As of the date hereof, JPMIM may be deemed to beneficially own an aggregate of 4,186,260.074 Class I Common Shares representing approximately 10.93% of the outstanding Class I Common Shares. The percentage of beneficial ownership in this Schedule 13D assumes that there are 38,307,964.804 Class I Common Shares outstanding as of the date hereof based on information received from the Issuer.

## Signatures
- J.P. Morgan Investment Management Inc.: /s/ Tyler Jayroe, Tyler Jayroe, Managing Director (10/02/2025)